May 30, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Finance

100 F Street, NE

Washington, DC 20549

Attention: Shannon Davis

John Nolan

Re: First Financial Bankshares, Inc.

Form 10-K for Fiscal Year Ended December 31, 2023

File No. 000-07674

Ladies and Gentlemen:

This letter is respectfully submitted by First Financial Bankshares, Inc. (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission by letter dated May 17, 2024 (the “Comment Letter”), with respect to the above-referenced Form 10-K for Fiscal Year Ended December 31, 2023.

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in bold and italics, followed by the responses of the Company. The numbered responses set out below correspond to the numbered comments from the Staff.

Form 10-K for Fiscal Year Ended December 31, 2023

Composition of Loans Held-For-Investment, page 42

1.
In your tabular disclosure on page 42, we note that the combination of owner and nonowner-occupied commercial real estate (“CRE”) loans represented 26.1% of your total loans as of December 31, 2023. Please revise future filings to further disaggregate the composition of your CRE loan portfolio to disclose and quantify material geographic and industry concentrations (such as office, retail, hotel, and multifamily). As well as current weighted average and/or a range of loan-to-value ratios and occupancy rates to enhance an investor’s understanding of these loan categories. See Item 303 of Regulation S-K.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that the Company is committed to providing complete and accurate disclosures of our loan portfolio including characteristics that are material to an investor’s understanding of the Company’s loan

PO Box 701 Abilene Texas 79604-0701 Telephone 325-627-7135 FAX 325-627-7393

portfolio. Our commercial real estate portfolio is over 50% owner occupied and has low concentrations by type of property and is geographically diverse throughout Texas. We advise the Staff that commencing with the Company’s Form 10-Q for the Fiscal Quarter ended June 30, 2024, the Company will provide additional narrative information about any geographic and industry concentrations that exist in the commercial real estate portfolio as of the reporting date. An example of this additional disclosure is below using December 31, 2023 data:

“Commercial real estate loans represent 26.1% of the loan portfolio as of December 31, 2023. Approximately 45%, or $828 million, of total commercial real estate loans are non-owner occupied which is 11.6% of the total held-for-investment loan portfolio on December 31, 2023. The properties securing this portfolio are diverse as to geographic location in Texas as well as industry type. Collateral for commercial real estate loans is located throughout the Company’s markets in central west Texas, the Dallas-Fort Worth metroplex and southeast Texas with less than 3% of properties located outside of the state. The largest concentrations in the commercial real estate portfolio as to type is industrial/warehouse at approximately 14.3% and multifamily at approximately 11.1% as of December 31, 2023. All additional property type categories are 7% or less of the commercial real estate portfolio. Credit underwriting standards are periodically reviewed and adjusted based upon observations from our ongoing monitoring of economic conditions in our lending areas. In response to the current interest rate environment and increases in benchmark rates, the Company has enhanced stress testing and loan review activities to mitigate interest rate reset risk with a specific emphasis on borrowers’ abilities to absorb the impact of higher interest rates on loans.”

Other loan portfolio characteristics such as weighted average and/or range of loan to value ratios and occupancy rates is not currently available on an aggregate basis. It will be assessed by the Company and disclosed in future filings as such data becomes available and provides material information to an investor about the Company’s loan portfolio.

********

The Company believes this letter provides a complete response to the Comment Letter. If you have questions regarding the foregoing or require additional information, please feel free to contact me directly at 325-627-7361.

Sincerely,

/s/ Michelle S. Hickox

Michelle S. Hickox

Executive Vice President and Chief Financial Officer

First Financial Bankshares, Inc

PO Box 701 Abilene Texas 79604-0701 Telephone 325-627-7135 FAX 325-627-7393